August 29, 2012

CONFIDENTIAL

Mr. Jonathan E. Gottlieb

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	DFC Global Corp. (formerly known as Dollar Financial Corp.)
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 29, 2011
Proxy Statement on Schedule 14A
Filed October 13, 2011
Forms 10-Q for the Quarterly Periods ended September 30, 2011 and December 30, 2011
Filed November 7, 2011 and February 9, 2012
File No. 000-50866

Dear Mr. Gottlieb:

On behalf of DFC Global Corp. (formerly known as Dollar Financial Corp.), a Delaware corporation, and in connection with its Annual Report on Form 10-K for Fiscal Year Ending June 30, 2011, filed with the Securities and Exchange Commission on August 29, 2011, its Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 13, 2011, and its Forms 10-Q for the quarterly periods ended September 30, 2011 and December 31, 2010, filed with the Securities and Exchange Commission on November 9, 2011 and February 9, 2012, respectively, we hereby respond to the comment letter of the Securities and Exchange Commission dated August 10, 2012. In our letter, we refer to DFC Global Corp., the registrant, as the “Company”, and to the Staff of the Securities and Exchange Commission as the “Staff”. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 29, 2012

Form 10-K for the Fiscal Year Ended June 30, 2011

General, page 2

1.	We note your response to comment 1. Please show us and revise future filings to delete or revise your claim in the first sentence that you are “a leading international diversified financial services company” as follows:

•

delete your claim that you are a leading provider of “diversified financial services” to disclose that your revenues are derived primarily from payday loans and check cashing and that you are a non-bank lender; and

•	disclose and quantify the specific basis for your claim that your competitive position is “leading”(e.g. revenues, market share).

In response to the Staff’s comment, the Company will revise its disclosure in future filings to limit its claims of being a leading provider to the “alternative financial services” industry. We believe that this claim is justified on a number of bases. Our networks of retail locations in the United Kingdom and Canada are the largest of their kind by revenue in each of those countries. We believe we operate the largest online unsecured short-term consumer lending business by revenue in the United Kingdom. We also believe that, by virtue of our secured pawn lending operations in the United Kingdom, Scandinavia and Spain, we are the largest pawn lender in Europe measured by loan portfolio.

Accordingly, the Company would intend to change the corresponding disclosure in its Annual Report on Form 10-K for its fiscal year ended June 30, 2012 (the “2012 Form 10-K”) to read as follows:

We are a leading international non-bank provider of alternative financial services, principally unsecured short term consumer loans, secured pawn loans, check cashing, gold buying, money transfers and reloadable prepaid debit cards, serving primarily unbanked and under-banked consumers through our over 1,400 retail storefront locations and our multiple Internet platforms in eight countries across Europe and North America— the United Kingdom, Canada, the United States, Sweden, Finland, Poland, Spain and the Republic of Ireland. Our networks of retail locations in the United Kingdom and Canada are the largest of their kind by revenue in each of those countries. We believe we operate the largest online unsecured short-term consumer lending business by revenue in the United Kingdom. We also believe that, by virtue of our secured pawn lending operations in the United Kingdom, Scandinavia and Spain, we are the largest pawn lender in Europe measured by loan portfolio.

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 29, 2012

Short-Term Single Payment Loans, page 9

2.	We note your response to comment 2. Please revise your proposed response in Exhibit A as follows:

•

noting your characterization of your consumer loan products as “short term,” revise the first paragraph of Exhibit A to disclose the minimum and maximum term and the average term of the loans that you made in your last fiscal year;

•	revise the second paragraph of Exhibit A to disclose each type of fee that you charge on your loans and the range in the effective percentage rate that you charged in your most recent fiscal year; and

•

revise the eighth paragraph of Exhibit A to disclose that some of your loans are part of a consecutive series of short term loans extending over many months or even years whereby a customer repays one loan and immediately takes out another loan for the same amount and that you categorize each such loan as a separate “new” loan even when the transactions are virtually simultaneous and the amount and the terms are identical.

In response to the Staff’s comment, set forth in Exhibit A to this letter is a revised version of the discussion of the Company’s unsecured short-term consumer loans which the Company proposes to provide in its 2012 Form 10-K. The Company has addressed the Staff’s comments in the three bullet points above in paragraphs 4, 5 and 10, respectively, of the attached Exhibit A.

3.	We note your response to comment 3. Please revise your proposed response in Exhibit A as follows:

•

revise the twelfth paragraph (which is on page 17) to disclose the reasons why you have ceased reporting the aggregate principal amount of loans originated per reporting period and provide us with analysis of basis for your conclusion that this information is “not material to an investor’s understanding of the Company or its business” and how your refusal to disclose this information is consistent with your obligations under Item 303 of Regulation S-K; and

•

revise the twelfth paragraph (which is on page 17) to disclose the reasons why you do not track either the number or amount of your loan portfolio that consists of loans that have been rolled over, extended, renewed or paid and replaced by a new payday loans.

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 29, 2012

In response to the Staff’s comment, the Company has determined to revert to its prior practice of presenting aggregate loan originations on an annual basis, by reportable segment, in its 2012 Form 10-K. The Company has addressed the Staff’s comments in the two bullet points above in paragraphs 2 and 15, respectively, of the attached Exhibit A.

4.	We note your response to comment 4. Please provide us with an analysis of the basis for your conclusion that the number or amount of your loan portfolio that consists of loans that have been rolled over, extended, renewed or paid and replaced by a new payday loans is “not material to an investor’s understanding of the Company or its business” and how your refusal to disclose this information is consistent with your obligations under Item 303 of Regulation S-K. Please provide to us and revise the MD&A in future filings to provide discussion and analysis of the following:

•

when you decide whether or not to make a loan and how much to lend, you do not consider an applicant’s history of loans with you, do not consider how many loans you have made to that person, and how many times the person has rolled over, extended, renewed the same loan or paid one loan and immediately replaced it with another loan;

•	when you assess your own performance and growth you do not distinguish between loans to new customers from loans to old customers; and

•	when you assess each of your loans you do not analyze whether the borrower has rolled over, extended, renewed or paid and replaced a previous loan.

The Company’s management does not deem the number or amount of loans in its portfolio that have been rolled over, extended, renewed or paid and replaced by a new loan to be an important metric by which to analyze the Company’s business or performance because the Company deems such loans to be in good standing.

As indicated in the disclosure in paragraph 16 of the attached Exhibit A, although it does not track on a consolidated basis the number or amount of loans in its portfolio that have been rolled over, extended, renewed or paid and replaced by a new loan, the Company does consider, on an individual customer basis, a customer’s history with the Company, including the number of loans taken out by the customer (including extensions of loans) and the customer’s repayment history. Existing customers with a longer history of on-time repayment will be able under the Company’s underwriting standards to borrow larger amounts than new customers, with whom the Company has no prior history and for whom we typically expect higher default rates.

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 29, 2012

The Company does consider the proportion of its portfolio consisting of loans to existing customers relative to new customers who, as noted above, tend to have higher default rates. The Company has discussed the impact of new customers on its loan portfolio, and the resulting impact on the Company’s loan loss reserve, in prior filings, especially in relation to the Company’s growing Internet-originated lending businesses, and this discussion will also be included in the 2012 Form 10-K. As previously disclosed, such growth is being driven in large part by loans to new customers, which has resulted in increases in the Company’s loan loss reserve. The Company has also indicated that, as the loan portfolios of its Internet-based businesses mature, meaning that the proportion of new to existing customers stabilizes to a level consistent with the Company’s retail-based business, default rates should be expected to decrease, resulting in proportionately lower loan loss reserves. The Company will continue to address the impact of new customers on its loan loss rates and the impact on its results of operations, to the extent material, in future filings.

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

5.	We note your response to comment 6. As we requested, please provide us with your proposed disclosure consistent with Item 402(b)(2)(xiv) and Instruction 1.

In response to the Staff’s comment, set forth in Exhibit B to this letter is proposed disclosure to be included in the Compensation Discussion and Analysis portion of the Company’s proxy statement for its annual meeting to be held in November 2012.

* * * * * * *

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 29, 2012

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Bryan MacIntyre, Esq., the Company’s Vice President – Senior Counsel, at (610) 640-6501, or Brian M. Katz, Esq. of the Company’s external counsel, Pepper Hamilton LLP, at (215) 981-4193, concerning any questions or comments you may have with respect to the foregoing.

Sincerely, DFC GLOBAL CORP.

By:	/s/ William M. Athas
William M. Athas Senior Vice President – Finance, Chief Accounting Officer and Corporate Controller

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 29, 2012

EXHIBIT A

Unsecured Consumer Loans

We originate unsecured short-term consumer loans at most of our retail financial service locations in the United Kingdom, Canada and the United States. We also offer unsecured short-term consumer loans via the Internet in the United Kingdom, in Finland, Sweden and Poland, and in the provinces of Ontario, Alberta and Nova Scotia in Canada. Internet-originated loans are made by directing the customer to one of our websites, generally through direct and indirect online marketing.

The following table presents the aggregate principal amount of unsecured short-term consumer loans originated by each of our reporting segments during our last three fiscal years, including renewals and extensions of existing loans as separate transactions:

	Year Ended June 30,
	2010	2011	2012
	(in millions)
Europe	$512.1	$847.0	$1,566.3
Canada	792.3	879.6	916.4
United States	500.3	480.8	507.6

Total	$1,804.7	$2,207.4	$2,990.3

Our unsecured short-term consumer loan products provide customers with cash in exchange for a promissory note or other repayment agreement supported, in most cases, by the customer’s personal check or an authorization to debit the customer’s bank account for the amount due. The customer may repay the loan in cash or by allowing the check to be presented for payment by manual deposit or an electronic debit to the customer’s bank account for the amount due.

Substantially all of our unsecured short-term consumer loans have a term of 45 days or less, with an average term of 24.5 days for loans originated by us on a consolidated basis during our fiscal year ended June 30, 2012. In our primary markets in the United Kingdom, Canada and the United States, the term of an unsecured short-term consumer loan generally correlates to the customer’s next payday. In Europe, our customers are typically paid on a monthly basis, while customers in Canada and the United States are most often paid bi-weekly. As a result, loans that we originate in Canada and the United States generally are approximately 14 days in length, while in Europe loan terms are typically about 30 days in duration.

The average principal amount of unsecured short-term consumer loans originated across all of our business units globally is $500 or less. In most of the markets in which operate, we charge a single fixed

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 29, 2012

fee for our unsecured short-term consumer loan products, which in most cases is assessed as a percentage of the principal amount of the loan and which does not vary based upon the duration or term of the loan. In some states in the United States, we charge interest on the principal amount lent as well as additional transaction or origination fees, consistent with applicable law. Our loan fees, on a consolidated basis across all of our business units, range from approximately $11 to $30 per $100 lent.

We bear the entire risk of loss related to the unsecured short-term consumer loans that we originate. We manage our underwriting risk with respect to our unsecured loan portfolio on a global, as well as a business unit, basis. Our global credit group, which is comprised of experienced and highly educated individuals in academic fields such as finance, statistics and economics based at our global headquarters in Berwyn, Pennsylvania and is responsible for monitoring global customer loan and collections performance using real-time lending and collections performance data. In conjunction with local business unit expertise, our global credit group continually revises our lending criteria and customer scoring models based on current customer and economic trends, and has the ultimate ability to implement changes to business unit point-of-sale systems as necessary.

Customer information is automatically, in our online businesses, and, manually, in retail cases, screened for legal age, employment, income, ownership of a bank account, residence in the jurisdiction in which a loan is originated and fraud. Based on this information and additional derived indicators, a loan application is systematically reviewed using our proprietary scoring systems and criteria to approve and determine a maximum loan amount with respect to, or otherwise to decline, the application. In some cases, additional information may be required from the applicant prior to making a loan decision. Once a loan is approved, the customer agrees to the terms of the loan and the amount borrowed is typically paid to the customer in cash or, in the case of Internet-based loans, directly deposited into the customer’s bank account. Additional derived indicators include information obtained from internally collected data on customers’ behavior, as well as data from third-party credit reporting services such as TransUnion, Experian and CallCredit.

We have developed proprietary predictive scoring models for our businesses which employ advanced statistical methods that incorporate the performance of our loan portfolio over our history in order to ensure systematic compliance and standards are applied to applicants. Upon initial qualification, we apply those predictive scoring models to offer our customers unsecured loans in an appropriate amount to enhance their likelihood to repay their loans. Furthermore, in some jurisdictions in which we operate, such as in several U.S. states and Canadian provinces, maximum loan amounts are determined by local law and regulations based on a customer’s income level.

Where concurrent loans to a single customer are prohibited by law (such as in Canada and in most states in which we operate in the United States), and otherwise as a part of the underwriting processes that we employ in all of our business units outside the United Kingdom, we do not permit customers to have more than one unsecured short-term consumer loan outstanding with us at the same time.

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 29, 2012

Where permitted by applicable law, we generally allow customers to repay a loan on or before its due date, and then to enter into a subsequent new loan with us, provided that the prior loan is repaid with the customer’s own funds, and not with the proceeds of another loan made by us. Consequently, a customer may have a consecutive series of short-term loans with us for the same amount and otherwise on nearly identical terms that together extend over many months or years as a result of repaying one loan and immediately taking out another loan. We categorize each such transaction as a separate and distinct loan, even when the transactions are virtually simultaneous and the amount and the terms are identical.

In the United Kingdom, each of the our retail and online business units either limit a customer to one outstanding loan at any given time, or offer a customer credit up to a fixed credit limit, allowing that customer to enter into one or more concurrent loans with an aggregate principal amount not exceeding that credit limit. It is possible for a customer to have loans with more than one of our U.K.-based retail and online business units at the same time. The application for a new loan by a customer who currently has a loan outstanding with one of our businesses in the U.K. is evaluated within our normal underwriting criteria (including review of the customer’s credit report), which depending on the circumstance may or may not take into account the customer’s current aggregate indebtedness to us across our U.K. businesses.

Where permitted by law, our customers may choose to “roll over” or extend the duration of a loan on or before its due date for an additional term, without any other change in the credit terms of the loan, by agreeing to pay the current finance charge. Rollovers are prohibited under applicable Canadian law, and we therefore do not permit our Canadian customers to extend the terms of their loans for any reason. Similarly, we do not offer customers of our U.S. businesses the option to extend the terms of their loans (other than in the approximately 30 retail stores that we collectively operate in Louisiana (which allows for the extension of a loan upon the payment by the customer of at least 25% of the outstanding principal amount plus accrued financing charges), Alaska (which allows for up to two extensions of a single payment loan), and Missouri (which by law requires us to allow a customer to renew a loan up to 6 times upon a minimum payment of 5% of the outstanding principal amount).

Although our retail and online business units in the United Kingdom have historically permitted customers to roll over or extend the duration of unsecured loans based upon differing criteria, effective November 26, 2012, all of our U.K. business units will adhere to an underwriting policy (required as of such date under the code of conduct of the Consumer Finance Association, of which we are a charter member) allowing a customer to roll over or extend the duration of a loan on no more than three occasions upon the payment of only the accrued and outstanding finance charges as of the time of the extension.

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 29, 2012

Our online businesses in Finland and Sweden also allow customers, upon the payment of all accrued but unpaid finance charges, to extend the term of a loan for one additional period (typically 30 days) upon the payment of all outstanding fees plus an additional finance charge.

We also offer unsecured loans in Poland of generally 40 to 50 week durations with average loan amounts of $250 to $500. The loan transaction includes a convenient in-home servicing feature, whereby loan disbursement and collection activities take place in the customer’s home according to a mutually agreed upon and pre-arranged schedule. The in-home loan servicing concept is well-established and accepted within Poland and Eastern Europe, and was initially established in Britain nearly a century ago. Customer sales and service activities are managed through an extensive network of local commission based representatives and market managers across ten provinces in northern and western Poland.

We do not track on a consolidated basis across all of our business units the number or principal amount of unsecured consumer loans which are rolled over or extended or paid and replaced with a new loan, as we consider the aggregate dollar amount of all loans originated or outstanding, whether on a consolidated basis or in a particular reporting segment, as well as the default rates on our loans, to be more meaningful financial metrics for the management of our business. We do, however, consider a customer’s history with us when making an underwriting decision regarding a new loan to that customer.

We consider customers who have remained current in their obligations with us, whether by repaying their loans within the original terms or, where permitted by law, by rolling over or extending the terms of their loans upon payment of the outstanding fees, to be in good standing with us, and we will generally lend increasingly larger principal amounts to such repeat customers. Conversely, we lend smaller principal amounts to new customers, with whom we have no prior history and for whom we typically experience higher default rates.

We had approximately $206.4 million of unsecured consumer loans outstanding as of June 30, 2012. As of June 30, 2012 and excluding loans which we have charged off the balance sheet, we had approximately $85.5 million of unsecured consumer loans that were considered to be in default, representing 29.3% of all unsecured consumer loans outstanding on our balance sheet as of such date.

Because our revenue from our global consumer lending activities is generated through a high volume of small-dollar financial transactions, our exposure to loss from a single customer transaction is minimal. Collection activities are, however, an important aspect of our global operations, particularly with respect to our unsecured short-term consumer loan products due to the number of loans in default.

We operate centralized collection centers to coordinate a consistent approach to customer service, ensure local regulatory compliance and leverage advanced technology collection tools in each of our markets. We use a variety of collection strategies to satisfy a delinquent loan, such as readily accepting

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 29, 2012

local consumer hardship programs, in-house settlements and payment plans. Call center employees contact customers following the first missed payment and periodically thereafter in compliance with applicable law. Our primary methods of contacting customers with loans in default are through phone calls and correspondence. In some instances, we sell loans that we are unable to collect to debt collection companies.

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 29, 2012

EXHIBIT B

•	To what extent do we benchmark total compensation and material elements of compensation and what are the benchmarks that we use?

In setting compensation for our named executive officers for fiscal 2012 and 2013, the Committee compared the elements of total compensation to compensation provided by peer groups of industry, financial services and broader consumer/retail services peers, preferably with international operations. The Committee used peer group data and compensation surveys primarily as a frame of reference to set executive compensation as a whole within the upper one-third percentile range of comparative pay at the peer group companies.

For fiscal 2012, our peer group consisted of the following companies:

Industry Peers	Retail Peers
Aaron’s Inc.	Abercrombie & Fitch Co.
Cash America International, Inc.	Aeropostale, Inc.
EZCorp, Inc.	Ascena Retail Group Inc.
First Cash Financial Services, Inc.	Brown Shoe Company Inc.
Global Payments Inc.	Charming Shoppes Inc.
Green Dot Corporation	Chicos Fashion Inc.
H&R Block Inc.	Dollar General Corp.
Hartland Payments Systems	Dollar Tree Inc.
Moneygram International Inc.	DSW Inc.
NetSpend Holdings, Inc.	Hot Topic Inc.
Rent-A-Center Inc	J Crew Group Inc.
VeriFone Systems, Inc.	Limited Brands Inc.
Western Union Holdings, Inc.	Pep Boys
Pricemart Inc.
Ross Stores Inc.
Stage Stores Inc.
Talbots Inc.
Williams Sonoma Inc.

We believe that we are unique among the group that is traditionally deemed to be our industry peers due to several factors, including the array of products that we offer, the various platforms through which we offer those products, and the several geographical markets in which we operate our businesses. Over the past two years, we have rapidly expanded our retail footprint in the United Kingdom by opening over 100 new storefront locations, acquiring the largest Internet-based providers of short-term single-payment consumer loans in both the United Kingdom and Finland, and became what we believe to be the largest pawn lender in Europe by expanding our pawn offerings in the United Kingdom and acquiring the largest pawn lender in Scandinavia.

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 29, 2012

Because of the relative diversity of our operations, and the rapid expansion of our operations through acquisitions and organic growth, we and our current executive compensation consulting firm, Exequity, assembled the peer group in order to provide a range of pay benchmarking information from a group of companies that we believe to collectively represent the breadth of our operations.

The portion of our peer group designated as “Industry Peers” consists of a group of 11 similarly sized U.S.-based corporations that have relatively similar operational dynamics as those of the Company. Although each of these “Industry Peer” companies either offers products, or caters to a customer demographic base, similar to ours, none of the “Industry Peer” companies maintains a combination of geographical and product offerings and platforms comparable to that of the Company. Nevertheless, because of the similarities in customer base and products, we have historically included these or similar “Industry Peers” in our compensation peer group.

We, however, believe that given our retail focus, international operations and global growth strategy, we have more sophisticated management needs than our traditionally defined “Industry Peers.” Furthermore, we believe that a broader consumer/retail services peer group is frequently more reflective of the companies with which we compete for executive and management talent than our industry peers.

For several years, the Committee has concluded that a broader consumer and retail services peer group is more representative of the caliber of executive and management talent needed to manage a high growth, multi-location, multi-product and multi-national business such as ours. For fiscal 2012, several new retailers, such as Abercrombie & Fitch Co., Limited Brands Inc. and Williams Sonoma Inc., were added to our peer group, primarily due to the significant operational and structural similarities of those companies to us, including brick and mortar store networks and strong Internet presences with themed branding strategies. Although several of the retailers in our peer group may be perceived to service a different customer demographic than our various businesses, we believe that a broader peer group better reflects our focus on our sizeable retail and Internet operations and against which we compete for executive and management talent having the skills and experience appropriate for our current and potential future international and multi-channel operations. Conversely, we do not believe that employment with most of the Industry Peers provides the experience and skills necessary for our present and future needs.

As indicated in the biographies of our executive officers beginning on page __ of this proxy statement, several of our named executive officers and other executive officers have been employed with us for a number of years. Each of these employees, however, also came to us with experience outside our “industry,” including Mr. Weiss, who has a background in investment banking, Mr. Underwood, who previously worked for The Coleman Company, Inc., and before that, Thorn EMI, plc, Mr. Miller, who was previously employed by Aramark, and Mr. Coury, who previously was employed by Capital One. The prior employment experience of Mr. Schwenke, who was recently appointed to serve as our President, was in the food service and talent management industries.

We have also hired a number of other key management personnel within the past three years, each of whom came to us with significant experience outside our traditionally defined “industry.” Our recent hiring efforts have focused almost exclusively on executive talent with experience outside our “industry,” perhaps most notably on individuals with experience with retail businesses and international operations.

Mr. Jonathan Gottlieb

Securities and Exchange Commission

August 29, 2012

In order for us to expand and grow our business geographically and otherwise, and to continue to expand our efforts to market our services and products across multiple platforms, we firmly believe that we must attract and retain executive talent that has experience in multi-national, diverse companies which have effectively executed on multi-channel retail and Internet-based strategies. We believe that the delivery of our services and products, through retail outlets, over the Internet, or otherwise, is as important to our success as the services and products themselves.

Because we focus our hiring efforts on executive talent with significant experience that we deem to be relevant to our business but which may otherwise be viewed as being outside its traditionally defined “industry”, we believe that the compensation that we offer our executive talent, including our named executive officers as well as other key management personnel, must be consistent both with that “non-industry” experience as well as with the relative value offered by each executive employee to us. Accordingly, we have constructed our peer group with both our traditional “peer group” as well as other retail companies in order to benchmark the compensation of our named executive officers, as well as our other key management personnel, in order to construct a compensation structure that reflects our performance relative to both our “industry peers” as well as the companies with which we believe that we compete to retain our executive talent.